UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                        NORTHEAST DIGITAL NETWORKS, INC.
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.60 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    664148103
                                    ---------
                                 (CUSIP Number)


  JOSEPH A. ROSIO, 425 BROAD HOLLOW ROAD, SUITE 206, MELVILLE, NEW YORK 11747,
  ----------------------------------------------------------------------------
                                 (516) 501-0466
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                NOVEMBER 5, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /___/

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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  CUSIP NO. 66414810
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 PAGE      2       OF      5       PAGES
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1
                    NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INVESTQUEST INC.
------------------- -----------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /  /
                                                                           ---
                                                                       (b) /   /
                                                                           ---


------------------- -----------------------------------------------------------
3
                    SEC USE ONLY


------------------- -----------------------------------------------------------
4
                    SOURCE OF FUNDS*

                    OO (Conversion of Note)
------------------- -----------------------------------------------------------
5
 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) or 2(e)                                                          /  /
                                                                       ---


------------------- -----------------------------------------------------------
6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                    South Africa
------------------- ------------- ---------------------------------------------
                    7
                                  SOLE VOTING POWER
    NUMBER OF
      SHARES                      6,088,816
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                    ------------- ---------------------------------------------
                    8
                                  SHARED VOTING POWER

                                  0
                    ------------- ---------------------------------------------
                    9
                                  SOLE DISPOSITIVE POWER

                                  6,088,816
                    ------------- ---------------------------------------------
                    10
                                  SHARED DISPOSITIVE POWER

                                  0
------------------- -----------------------------------------------------------
11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,088,816
------------------- -----------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                 /   /
                                                                     ---


------------------- -----------------------------------------------------------
13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately   23.9%
------------------- -----------------------------------------------------------
14
                    TYPE OF REPORTING PERSON*

                    CO
------------------- -----------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this Schedule 13D relates is the common stock, par value $.60 per share (the "Common Stock"), of NORTHEAST DIGITAL NETWORKS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 425 Broad Hollow Road, Suite 206, Melville, New York 11747.

ITEM 2.  INTEREST IN SECURITIES OF THE ISSUER

             This statement is being filed by INVESTQUEST, INC. a South Africa corporation ("Investquest"). The principal business address of Investquest is located at c/o Mrs. Laurie Dames-Brown, Orissa House, East Bay Street, P.O. Box N4801, Nassau, Bahamas.

         During the past five years, Investquest has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 6,088,816 shares of Common Stock were acquired by Investquest on November 5, 1998, pursuant to conversion by Investquest of $160,000 of a $200,000 principal amount 10% convertible promissory note dated December 4, 1997, of the Issuer in favor of Investquest (the "Note"). Under the terms of the Note, Investquest was entitled to convert the outstanding principal amount thereunder, in whole or in part, into shares of Common Stock, at a conversion price equal to the lesser of (a) $1.125 per share, or (b) a 35% discount to the average closing bid price per share of the Common Stock for the five trading days immediately preceding the conversion. As indicated above, on or about November 5, 1998, Investquest converted the $160,000 principal amount of the
Note into the 6,088,816 shares of Common Stock at a conversion price of approximately $.0284375 per share, which was based upon a 35% discount from the average closing bid price of the Common Stock for the five trading days prior to the conversion, which was approximately $.04325 per share. The Issuer's Common Stock currently is listed for quotation on the NASDAQ SmallCap Market.


ITEM 4. PURPOSE OF TRANSACTION

    Investquest acquired the shares of the Issuer's Common Stock for investment.

    Investquest does not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments
              corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of November 5, 1998, the aggregate number and percentage of the issued and outstanding shares of Common Stock of the Issuer beneficially owned by Investquest is 6,088,816 shares and approximately 23.9%, respectively. Investquest has the sole power to vote or dispose of all of said shares.

         Pursuant to a First Amendment of 10% Convertible Promissory Note Due December 4, 1998, by and between the Company and Investquest, which was effective as of October 26, 1998, Investquest and the Issuer agreed to (i) extend the maturity date of the Note from December 4, 1998 to June 4, 1999; (ii) defer all interest payments under the Note until June 4, 1999; (iii) not convert any of the remaining $40,000 in principal under the Note until subsequent to June 4, 1999; (iv) not exercise any of the five year warrants held by Investquest, which warrants are exercisable to purchase up to 200,000 shares of Common Stock, until June 4, 1999; and (v) to reduce the exercise price of such warrants to $.1875 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Investquest and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


November  -----, 1998

                                                   Investquest Inc.

                                            By:    /S/ CHARLES PATTERSON
                                                   ----------------------------
                                                   Charles Patterson, President

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November       , 1998

                                                   Investquest Inc.

                                            By:
                                                   ----------------------------
                                                   Charles Patterson, President